Exhibit 99.1

NeoGames Announces Fourth Quarter and Full Year 2022 Results

– Fourth Quarter Revenues and Share of NPI Revenues Interest total $83.2 million, up 291% year-over-year –

– Full Year Revenues and Share of NPI Revenues Interest was $210.2 million    –

– Initiates Full Year 2023 Revenue and Share of NPI Revenues Guidance representing 10.4% year-over-year growth at the midpoint on a like-for-like basis –

Luxembourg – March 6, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the fourth quarter and year ended December 31, 2022.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are proud of the tremendous progress we made during 2022, further solidifying our iLottery leadership position in a continually expanding market.  A record year in iLottery was punctuated with another record quarter.  In addition, we made some truly transformational strides advancing our strategic goals. We significantly evolved our business through our acquisition of Aspire Global, expanding beyond our position as a leader in global iLottery solutions, and propelling us to becoming a global leader in providing technology and content solutions across iLottery, online sport betting and iGaming.  Our results underscore the advantage of our ability to serve customers on an integrated basis, whether they need solutions for iLottery, online sports betting, iGaming, or any combination of services.  We ended the year growing our iLottery revenue by 33% during the fourth quarter, and our iGaming revenue by 27% as measured on a constant currency pro forma basis from the prior year.  During 2022, we grew revenue across all business lines, and we believe that we remain well-positioned to continue to deliver profitable growth into 2023 and beyond.”

“Each year the global gaming industry tends to expand further into the online channel, and each year the needs of our customers evolve to require a more integrated approach across lottery, gaming and sports betting.  In our view, we are well positioned as a leader to provide our customers, both regulated state lotteries and private gaming operators, a leading, full suite of solutions to meet all their digital gaming needs. This was demonstrated once again in Brazil, where we carried the strong momentum, we generated in 2022 into 2023 and launched iLottery and online sports betting with the official lottery of Brazil’s second largest state, Minas Gerais.  We believe these achievements on top of those accomplished in 2022 will help position us to achieve our objectives of sustainable accretive growth and value for our shareholders.”

Fourth Quarter 2022 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $83.2 million during the fourth quarter of 2022 compared to $21.3 million during the fourth quarter of 2021, representing a 291% increase from the prior year, reflecting the business combination with Aspire Global.

o
Revenues were $69.2 million during the fourth quarter of 2022, compared to $12.3 million during the fourth quarter of 2021.  In addition, the Company’s share in NPI revenues was $14.0 million during the fourth quarter of 2022, compared to $9.0 million during the fourth quarter of 2021, representing an increase of 54.4% year-over-year.

◾	NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during the quarter was $28.4 million, a quarterly record, up 33.4% from a year ago, and up 16.9% from the prior quarter.
◾
Aspire Global revenue was $54.8 million for the fourth quarter, reflecting 27.0% growth as measured in constant currency[1], offset by a 14.6% decrease caused by the impact of foreign currency exchange rates resulting in a 12.4% growth as reported in U.S. dollars.

•
Net loss was $(0.8) million, or $(0.02) per share, during the fourth quarter of 2022, compared to a net loss of $(3.6) million, or $(0.14) per share, during the fourth quarter of 2021.  The change in net loss during the fourth quarter of 2022 was mainly due to a $0.24 per share impact from the amortization of intangible assets related to the Aspire Global acquisition. Additionally, the current quarter reflects the impact of interest expense related to the transaction that was not incurred last year.

•	Adjusted net income[1] was $7.3 million, or $0.22 per share, during the fourth quarter of 2022, compared to a net loss of $(3.6) million, or $(0.14) per share, during the fourth quarter of 2021.
•	Adjusted EBITDA[1] was $18.1 million during the fourth quarter of 2022, compared to $7.9 million during the fourth quarter of 2021, representing an increase of 129% year-over-year.

Full Year 2022 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $210.2 million for the year ended December 31, 2022 compared to $84.5 million for the year ended December 31, 2021, representing a 149% increase from the prior year, reflecting the business combination with Aspire Global.  The total of Revenues and the Company’s share in NPI revenues was also above the high end of our 2022 guidance range of between $197 million and $208 million.

o
Revenues were $165.7 million during the full year of 2022, compared to $50.5 million during 2021.  In addition, the Company’s share in NPI revenues was $44.5 million during 2022, compared to $34.1 million during 2021, representing an increase of 30.6% year-over-year.

◾	NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during 2022 was $98.1 million, up 16.0% from a year ago.
◾
Aspire Global contributed $112.1 million of revenue for the period of June 16, 2022, which is the date the tender offer was completed through December 31, 2022.  On a full year pro forma basis, Aspire Global revenues were $207.0 million for the full year of 2022, reflecting 19% growth as measured in constant currency, offset by a 13.4% decrease caused by the impact of foreign currency exchange rates resulting in 5.7% growth when reported in U.S. dollars.

•
Net loss was $(19.0) million, or $(0.64) per share, for the full year ended December 31, 2022, compared to net income of $4.7 million, or $0.18 per share, during the prior year. The change in net loss during 2022 was mainly due to a $0.53 per share impact from the amortization of intangible assets related to the Aspire Global acquisition and acquisition related expenses. Additionally, the current year reflects the impact of interest expense related to the transaction that was not incurred last year.

•	Adjusted net loss[1] was $(3.1) million, or $(0.11) per share for the year ended December 31, 2022 compared to net income of $4.7 million, or $0.18 per share, during the prior year.
•	Adjusted EBITDA[1] was $54.5 million for the full year of 2022, compared to $33.4 million for all of 2021 representing an increase of 63.2% year-over-year.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release and reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

Fourth Quarter 2022 Business Highlights

•	Continued rapid momentum of Pariplay expansion by signing eight new deals during the fourth quarter of 2022, including an agreement with Betway in the United States.
•	Obtained World Lottery Association certification for Responsible Gaming recognizing the Company’s full alignment with global responsible gaming standards of the lottery industry.
•
BtoBet went live with online sport betting solution for PickWin, a regulated online gaming operator in Mexico. This deal represents another great example of group synergies where the integration of BtoBet was achieved through PariPlay’s existing relationship with the operator, providing aggregation services with its Fusion platform.

Subsequent to Year-End Business Highlights

•
Signed a joint venture operating agreement for NPI and amended the Michigan Joint Venture Agreement with Pollard Banknote Limited, reinforcing NPI’s leadership position in the market, while enabling the Company to pursue future North American iLottery opportunities flexibly and independently.

•
Launched LotoMinas.com.br iLottery and online sports betting with Intralot do Brazil, in Minas Gerais, Brazil’s second largest state fully regulated by Loteria Mineira, the official state lottery. The turn-key project is the first cooperation between NeoGames’ iLottery solution, BtoBet sports betting as well as Aspire Global providing Managed Services.

•
Entered into a landmark Aspire Core partnership with leading UK casino operator Metropolitan Gaming to provide a full suite of comprehensive and proprietary online solutions incorporating Platform, Managed Services and casino aggregation.

•	Signed six new deals through Pariplay during the first two months of 2023.

Guidance

The Company is initiating fiscal year 2023 Revenue and Share of NPI Revenues Interest Guidance.

The 2023 revenue guidance reflects a change related to certain customer contracts within the Aspire Core business.  Prior to 2023 the commercial terms were structured such that revenues were presented on a gross basis.  Effective January 1, 2023, contracts representing approximately 87% of Aspire Core’s full year 2022 revenue have been modified to reflect new commercial terms which need to be accounted for on a net basis.

Reflecting the foregoing, the Company expects 2023 Revenue and its Share of NPI Revenues Interest to be between $235 million and $255 million.  Assuming a like-for-like basis to the prior year whereby the modified contracts were presented on a gross basis, our 2023 guidance would be between $323.3 million and $350.3 million, reflecting a 10.4% increase year-over-year at the midpoint when compared to pro forma results for the year ended December 31, 2022.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Tuesday, March 7, 2023 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s fourth quarter and year end results and provide commentary on business performance.  A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (877) 300-8521 for U.S. domestic callers or (412) 317-6026 for international callers.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking statements and information within the meaning of U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and, Section 21E of the Securities Exchange Act of 1934. All statements contained in this press release other than statements of historical facts, including without limitation statements regarding, our business outlook for fiscal year 2023 and our future business strategies are forward-looking statements. The words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue” “could,” “would,” “project,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions “. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business;; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2022, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, NPI and NPI Revenues Interest, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. The Company presents revenues growth measured in constant currency since we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

EBIT, EBITDA, Adjusted EBITDA, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We define adjusted net income (loss) as net income (loss) adjusted by adding amortization attributable to intangible assets acquired in business combination, net of tax. We define adjusted EPS as adjusted net income (loss) divided by the weighted average number of ordinary shares outstanding. We define revenues growth measured in constant currency as revenue adjusted by using the average foreign exchange rates for fiscal year 2022, as reported by third parties , when converting revenues recorded in foreign currencies to US dollar. We believe EBIT, EBITDA and Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA adjusted net income (loss) and revenues growth measured in constant currency are not intended to be a substitute for any IFRS financial measure and as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues. NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Statements of Financial Position
(Unaudited, U.S. dollars in thousands)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,179	$66,082
Designated cash	-	167
Restricted deposit	489	9
Prepaid expenses and other receivables	5,789	2,494
Due from Aspire Group	-	1,483
Due from the Michigan Joint Operation and NPI	3,768	3,560
Trade receivables	38,537	3,724
Corporation tax receivable	5,333	-
Total current assets	$95,095	$77,519
NON-CURRENT ASSETS
Restricted deposit	149	154
Restricted deposits - Joint Venture	4,098	3,848
Property and equipment	3,992	2,159
Intangible assets	339,908	22,354
Right-of-use assets	7,973	7,882
Investment in Associates	4,770	-
Deferred taxes	2,451	1,839
Total non-current assets	363,341	38,236
Total assets	$458,436	$115,755

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$42,684	$7,902
Client liabilities	6,927	-
Corporation tax payable	10,491	-
Lease liabilities	1,150	769
Capital notes and accrued interest due to Aspire Group	-	21,086
Employees' withholding payable	-	167
Contingent consideration on business combination and other	17,256	-
Employees' related payables and accruals	5,533	4,202
Total current liabilities	$84,041	$34,126
NON-CURRENT LIABILITIES
Loans and other due to Caesars, net	$-	$9,449
Liability with respect to Caesars' IP option	3,450	3,450
Loans from financial institutions, net	209,287	-
Company share of Joint Venture net liabilities	539	830
Lease liabilities	6,823	7,820
Accrued severance pay, net	1,033	286
Deferred taxes	15,229	-
Total non-current liabilities	$236,361	$21,835
EQUITY
Share capital	59	45
Reserve with respect to transaction under common control	(9,978)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive (loss) income	(5,311)	-
Share premium	173,908	70,812
Share based payments reserve	6,941	6,023
Accumulated losses	(47,657)	(28,691)
Total equity	138,034	59,794
Total liabilities and equity	$458,436	$115,755

NeoGames S.A.
Consolidated Condensed Statements of Net (Loss) Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Revenues	$69,222	$12,254	$165,698	$50,463
Distribution expenses	45,419	2,374	97,579	9,889
Development expenses	2,622	3,462	10,278	9,428
Selling and marketing expenses	2,817	546	5,364	1,549
General and administrative expenses	8,977	3,793	23,306	12,300
Business combination related expenses	767	3,841	17,984	3,841
Depreciation and amortization	12,258	3,957	35,611	14,613
	72,860	17,973	190,122	51,620
Loss from operations	(3,638)	(5,719)	(24,424)	(1,157)
Interest expenses with respect to funding from related parties	-	1,226	2,867	4,811
Finance expenses	5,882	1,097	12,238	1,501
The Company's share in profits of Joint Venture and associated companies	8,132	3,168	22,110	12,446
Profit (loss) before income tax expense	(1,388)	(4,874)	(17,419)	4,977
Income tax (expenses) benefit	595	1,316	(1,546)	(325)
Net income (loss)	$(793)	$(3,558)	$(18,965)	$4,652

Net income (loss) per common share outstanding, basic	$(0.02)	$(0.14)	$(0.64)	$0.18
Net income (loss) per common share outstanding, diluted	$(0.02)	$(0.14)	$(0.64)	$0.17

Weighted average number of ordinary shares outstanding:
Basic	33,482,197	25,549,026	29,716,281	25,302,350
Diluted	33,482,197	25,549,026	29,716,281	26,640,120

Adjusted EPS[2]	$0.22	$(0.14)	$(0.11)	$0.18

2 See Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income.

NeoGames S.A.
Reconciliation of Net (Loss) Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Net income (loss)	$(793)	$(3,558)	$(18,965)	$4,652
Income tax expenses (benefit)	(595)	(1,316)	1,546	325
Interest and finance-related expenses	5,882	2,323	15,105	6,312
EBIT	4,494	(2,551)	(2,314)	11,289
Depreciation and amortization	12,258	3,956	35,611	14,613
EBITDA	16,752	1,405	33,297	25,902
Business combination related expenses	767	3,841	17,984	3,841
Share-based compensation	518	2,628	2,994	3,448
Company share of NPI depreciation and amortization	52	28	222	193
Adjusted EBITDA	$18,089	$7,902	$54,497	$33,384

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Royalties from turnkey contracts	$8,348	$7,042	$29,729	$29,882
Royalties from games contracts	426	550	1,709	1,994
Use of IP rights	4,154	2,109	14,293	7,959
Development and other services - Aspire	-	340	767	1,617
Development and other services - NPI	1,242	1,833	5,651	7,578
Development and other services - Michigan Joint Operation	284	381	1,449	1,433
Revenues	$14,454	$12,255	$53,598	$50,463
NeoGames' NPI revenues interest	$13,961	$9,042	$44,473	$34,052
NeoGames revenues plus NPI revenues interest	$28,415	$21,297	$98,071	$84,515
Aspire Global revenues	54,768	-	112,100	-
Revenues plus NeoGames NPI revenues interest	$83,183	$21,297	$210,171	$84,515

NeoGames S.A.
Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income
(Unaudited, U.S. dollars in thousands)

	Quarter ended December 30,		Year ended December 31,
	2022	2021	2022	2021
Net income (loss)	$(793)	$(3,558)	$(18,965)	$4,652
Amortization attributable to business combination, net of tax	8,068	-	15,840	-
Adjusted net income (loss)	$7,275	$(3,558)	$(3,125)	$4,652
Adjusted net income (loss) per common share outstanding	$0.22	$(0.14)	$(0.11)	$0.18

Aspire Global
Non-IFRS Financial Measures - Reconciliation
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended December 31,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Core	$40,979	$36,254	$40,979	$5,380	$46,359	13.0%	27.9%
Games	7,996	8,535	7,996	1,012	9,008	-6.3%	5.5%
Sports	5,793	3,950	5,793	733	6,526	46.6%	65.2%
Net Revenues, as reported	$54,768	$48,739	$54,768	$7,125	$61,893

	Year ended December 31,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Core	$149,743	$151,674	$149,743	$19,099	168,842	-1.3%	11.3%
Games	34,535	30,857	34,535	4,261	38,796	11.9%	25.7%
Sports	22,686	13,321	22,686	2,915	25,601	70.3%	92.2%
Net Revenues, as reported	$206,964	$195,852	$206,964	$26,275	233,239